nFÜSZ, INC.

344 South Hauser Blvd., Suite 414

Los Angeles, California 90036

855-250-2300

www.nfusz.com

December 10, 2018

VIA EDGAR TRANSMISSION

Celeste M. Murphy

Legal Branch Chief

William Mastrianna

Attorney-Advisor

Office of Telecommunications

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	nFüsz, Inc.
Preliminary Information Statement on Schedule 14C
Filed November 14, 2018
File No. 000-55314

Dear Ms. Murphy and Mr. Mastrianna:

nFüsz, Inc., a Nevada corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 16, 2018 (the “Comment Letter”), with respect to the Company’s Preliminary Information Statement on Schedule 14C, filed with the Commission on November 14, 2018.

This letter sets forth the comment of the Staff in the Comment Letter and our response.

Preliminary Information Statement on Schedule 14C

General

1.	We note your Form 8-K disclosure regarding a pending acquisition of Sound Concepts, Inc. We also note your plan to issue $10 million in common stock in connection with this transaction. Please revise your information statement to discuss this transaction and its impact upon your company. In particular, please discuss the relationship between the reverse stock split and the issuance of shares to Sound Concepts. It appears that as a result of a stock split and the share issuance, Sound Concepts may become a significant shareholder and may have control of the company.

Response:

The Company does not believe that any potential reverse stock split will have any effect on, or be affected by, its pending merger transaction with Sound Concepts, Inc. (“Sound Concepts”). Nevertheless, the Company is pleased to amend its Information Statement on Schedule 14C in connection with Staff’s comment.

The amended, additional disclosure is the final question and answer at the top of page 5 of the Amended Schedule 14C. For your convenience, it is also set forth hereinbelow:

Is There Any Relationship Between the Potential Reverse Stock Split and the Pending Acquisition of Sound Concepts, Inc.?

We do not believe that any potential Reverse Stock Split will have any effect on, or be affected by, our potential merger transaction with Sound Concepts, Inc. (“Sound Concepts”). We filed a Registration Statement on Form S-1 with the SEC on August 14, 2018 (for a related publicly registered financing), and a Current Report on 8-K, filed with the SEC on November 14, 2018 (announcing the potential acquisition of Sound Concepts, the consideration for which will consist of a $15 million cash payment (to be derived partially from the proceeds of the publicly registered financing) and the issuance of shares of our common stock with an at-time-of-issuance fair market value of $10 million to be issued at the same value as the shares of common stock to be issued in connection with the public registered financing. Although the number of our shares of common stock to be issued in connection with that acquisition will vary depending upon the per-share price of the publicly registered financing shares of our common stock (which, itself, will vary based on the market pricing of our common stock and the ratio of any pre-acquisition closing Reverse Stock Split), the value of the Sound Concepts acquisition shares will remain fixed at $10 million. Further, if the acquisition of Sound Concepts and the publicly registered financing were to close as of the date of this Information Statement, the shareholders of Sound Concepts would then own an aggregate of approximately 12.7% of our common stock. None of such shareholders would own in excess of 2.85% of our common stock. Thus, we believe that any pre-acquisition closing Reverse Stock Split will not have any non-arithmetic-based relationship with the issuance of shares of our comment stock in the Sound Concepts acquisition.

By way of supplemental information and explanation, set forth below is the background information that the Company believes is relevant to Staff’s analysis of the Company’s response.

The Schedule 14C discloses that the holders of a majority of the outstanding shares of the Company’s common stock (as of September 30, 2018) provided the Company’s board of directors with the authority to effectuate one or more common stock reverse stock splits at a ratio of not less than one-for-five and not more than an aggregate of one-for-40. It is reasonably likely that the Company will undertake one or more reverse stock splits in connection with its announced, potential uplisting to The Nasdaq Capital Market. However, as of the date that the Schedule 14C was filed and as of the date of this correspondence, the Company’s board has not determined when, if, or to what extent to utilize that authority.

As disclosed in the Company’s various recent 1933 Act and 1934 Act filings, the Company is in the process of three inter-related potential events: (i) equity financing through A.G.P./Alliance Global Partners (the “S-1 Financing”), (ii) uplisting of its common stock to The Nasdaq Capital Market, and (iii) the closing of the acquisition (the “Acquisition”) of Sound Concepts.

The Company’s Registration Statement on Form S-1, filed with the Commission on August 14, 2018, and its Current Report on 8-K, filed with the Commission on November 14, 2018, disclosed that the Acquisition consideration will consist of a $15 million cash payment (to be derived partially from the proceeds of the S-1 Financing) and the issuance of shares of the Company’s common stock with an at-time-of-issuance fair market value of $10 million (the “Acquisition Shares”; to be issued at the same value as the shares of common stock to be issued in connection with the S-1 Financing). Although the number of Acquisition Shares to be issued will vary depending upon the price of the S-1 Financing shares (which, itself, will vary based on the market pricing of the Company’s common stock and the ratio of any pre-closing reverse stock split), the value of the Acquisition Shares will remain fixed at $10 million. Thus, any pre-Acquisition closing reverse split will not have any non-arithmetic-based relationship with the issuance of the Acquisition Shares.

The Company is pleased to provide the following analysis concerning the Staff’s implicit inquiry regarding the possibility that “Sound Concepts may become a significant shareholder and may have control of the Company.”

●	As of December 7, 2018, the market capitalization of the Company was approximately $49 million;

●	The currently anticipated proceeds from the S-1 Financing is $20 million;

●	The value of the Acquisition Shares to be issued to the five equity holders of Sound Concepts, i.e., the five prospective issuees of the Acquisition Shares (the “Legacy Shareholders”), is $10 million; and

●	The post-S-1 Financing and Acquisition market capitalization of the Company would then be $79 million.

As of the date of this letter, the Company’s Chief Executive Officer (Rory Cutaia) owns approximately 26.5% of the Company’s issued and outstanding shares of common stock, which, at Friday’s closing price, represents approximately $14.6 million in value. That amount is greater by approximately $4.6 million than the aggregate value of the Acquisition Shares. If the Company’s market capitalization does not change through the closing of the Acquisition (other than an increase of (i) $20 million due to the closing of the S-1 Financing and (ii) $10 million due to the Closing of the Acquisition), Mr. Cutaia’s equity ownership percentage would decrease to approximately 16.5%, which would be approximately 3.8% in excess of the post-closings aggregate ownership of Company common stock by the Legacy Shareholders. Under this analysis, the post-closings S-1 Financing stockholders would own approximately 25.3% of the equity of the Company.

If the Acquisition were to close as of the date of this letter, the Legacy Shareholders would own an aggregate of approximately 12.7% of the equity value of the Company. At the current market valuation of the Company, none of the Legacy Shareholders would own in excess of 2.85% of the Company upon the closing of the S-1 Financing and contemporaneous closing of the Acquisition. The breakdown of equity among the five Legacy Shareholders is:

●	McKinley J. Oswald	22.5% of Sound Concepts, which would equate to 2.85% of the equity of the Company;

●	Jason Matheny	22.5% of Sound Concepts, which would equate to 2.85% of the equity of the Company;

●	Colby Allen	22.5% of Sound Concepts, which would equate to 2.85% of the equity of the Company;

●	JJ Oswald	22.5% of Sound Concepts, which would equate to 2.85% of the equity of the Company; and

●	McKinley M. Oswald	10% of Sound Concepts, which would equate to 1.42% of the equity of the Company.

If Staff should have any questions or comments regarding this submission or response, please feel free to contact the undersigned or Randolf W. Katz at 714-966-8807.

Thank you for your ongoing courtesy in this matter.

Very truly yours,

nFÜSZ, INC.

By:	/s/ Rory Cutaia
Rory Cutaia
President and Chief Executive Officer